SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Filing Persons)
4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2006
(Title of Class of Securities)
743168 AA4 and 69357C AA5
(CUSIP Number of Class of Securities)
Clinton McKellar, Jr., Esq.
Senior Vice President, General Counsel and Secretary
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5986
(770) 779-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 2800 One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3450 (404) 873-8688	Michael F. Walsh, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$125,000,000	$13,375

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all $125 million of the outstanding 4.75% convertible subordinated notes (the “Existing Notes”). The amount of the filing fee is based upon the full principal amount of the outstanding notes.

**	There is no market value for the Existing Notes. The filing fee was calculated based upon the full principal amount of the Existing Notes.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,375	Filing Party:	PRG-Schultz International, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	February 1, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☑	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

Items 1, 4, 6, 7 and 11.
Item 12. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE ISSUED BY PRG ON MARCH 2, 2006

     This Amendment No. 3 amends and supplements the Schedule TO-I initially filed by PRG-Schultz International, Inc., a Georgia corporation (the “Company”), on February 1, 2006 (as amended and supplemented, the “Schedule TO”), Amendment No. 1 to Schedule TO filed by the Company on February 23, 2006, and Amendment No. 2 to Schedule TO filed by the Company on February 27, 2006. The Schedule TO relates to the Company’s offer to exchange its 11.0% Senior Notes due 2011, its 10.0% Senior Convertible Notes due 2011 and its 9.0% Senior Series A Convertible Participating Preferred Stock for any and all of its outstanding 4.75% Convertible Subordinated Notes due 2006 upon the terms and subject to the conditions set forth in the Offering Circular, dated February 1, 2006 (the “Offering Circular”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the exchange offer, copies of which were previously filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO. This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.
     The information in the Offering Circular, the Letter of Transmittal and the Letter to Holders is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1, 4, 6, 7 and 11.
The Offering Circular is hereby amended as follows:
     The exchange offer is extended to and will expire at 10:00 a.m. New York City time on March 16, 2006, unless further extended.
     The third paragraph under “Summary Terms of the Exchange Offer — Financial Restructuring” on page 8 is hereby amended by deleting such paragraph in its entirety and replacing it with the following:
     “We have received a commitment from Ableco Finance LLC to provide a new senior secured credit facility that will be used to refinance and repay outstanding amounts under our existing senior secured credit facility and the bridge loan, which are currently expected to be approximately $5.6 million and $10.0 million, respectively, excluding accrued and paid interest. The new senior secured credit facility is expected to consist of a $25.0 million term loan, all of which will be funded at closing of the exchange offer, and up to $20.0 million of revolving loan borrowings, of which approximately $15.4 million is expected to be available at the closing of the restructuring transactions, all of which will be available to fund working capital and other liquidity needs of our business going forward.”
     The first paragraph under “The Exchange Offer—Conditions to the Completion of the Exchange Offer” on page 63 is hereby amended by deleting the first sentence of such paragraph and replacing it with the following:
     “Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we shall not be required to accept for exchange any existing notes, issue any new securities, or make any payment for existing notes, and we may terminate or amend the exchange offer or any or all of the other restructuring transactions if at any time on or before the expiration of the offer, we determine, in our reasonable judgment, that any of the following conditions has not been satisfied:”
The Letter of Transmittal, Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Letter to Clients for Use by Brokers, Dealers,

Commercial Banks, Trust Companies and other Nominees and Letter to Holders are each hereby amended as follows:
     The exchange offer is extended to and will expire at 10:00 a.m. New York City time on March 16, 2006, unless further extended.
Item 12. Material to be Filed as Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following:
          (a)(5)(E)      Press Release issued by PRG on March 2, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRG-SCHULTZ INTERNATIONAL, INC.
By:	/s/ Clinton McKellar, Jr.
	Name:	Clinton McKellar, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: March 2, 2006

EXHIBIT INDEX

Exhibit
No.	Description
(a)(5)(E)	Press Release issued by PRG on March 2, 2006.